Clariant

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

November 7, 2006

Media Release

Clariant International Ltd

Clariant Reports Healthy Rise in 9-Month Sales Positive Pricing Trend Continues; Charges recorded

- **Organic growth of 5% plus 3% positive currency effect, totaling 8% in Swiss Franc terms**
- **EBIT margin before exceptionals rises year-on-year to 7.5%**
- **Selling prices stable across most businesses, with positive momentum in Third Quarter**
- **Raw material and energy prices still at high level**
- **Custom Manufacturing business (CM) to be sold**
- **One-off charges relating to CM and Leather, totaling CHF 179 million**
- **Full Year EBIT before exceptionals expected to be approximately CHF 575 million**

Key Financial Group Figures

	Nine Months					Third Quarter				
Continuing operations:	2006 CHF mn	% of sales	2005* CHF mn	% of sales	+/-% CHF	2006 CHF mn	% of sales	2005* CHF mn	% of sales	+/-% CHF
Sales	6 090	100.0	5 770	100.0		2 009	100.0	1 906	100.0	
Local currency growth (LC):	3%					6%				
- Organic growth (1)	5%					7%				
- Acquisitions/Divestitures (2)	-2%					-1%				
Currencies	3%					-1%				
Gross profit	1 901	31.2	1 779	30.8	+7	616	30.7	570	29.9	+8
EBITDA before exceptionals	653	10.7	624	10.8	+5	227	11.3	214	11.2	+6
EBITDA	616	10.1	554	9.6	+11	219	10.9	190	10.0	+15
Operating income before exceptionals	458	7.5	428	7.4	+7	160	8.0	149	7.8	+7
Operating income	273	4.5	343	5.9	-20	48	2.4	123	6.5	-61
Net income/loss from continuing operations	108	1.8	246	4.3	-56	-14	0.7	110	5.8	
Operating cash flow (total operations)	141		195			88		223		
Discontinued operations:										
Sales	270		324			44		101		
Net loss from discontinuing operations	-185	68.5	-24	7.4		-78		-34	33.7	

11/14

Key Financial Group Figures (cont.)		
	30.09.06	31.12.05
Net debt	1 558	1 508
Equity (including minorities)	2 454	2 591
Gearing	63%	58%
Number of employees*	21 685	22 132

(1) The term "organic growth" means volume and price effects excluding the impacts of changes in FX rates and acquisitions/divestitures
(2) Acquisitions/divestitures in 2005 included Clariant Acetyl Building Blocks, Germany, of the Life Science Chemicals Division sold in July 2005
*2005 is restated to exclude the Discontinued operations of the Pharmaceutical Fine Chemicals business, sold in June 2006. In addition, as a result of the decision of the Board of Directors to sell the business Custom Manufacturing, these activities were also reclassified to Discontinued operations.

MUTTENZ, Switzerland – November 7, 2006 – Clariant posted a rise in sales for the first nine months of the year, with organic growth of 5% in local currency terms and 8% in Swiss franc terms compared with the same period a year earlier. Sales on a continuing basis reached CHF 6.090 billion during the period from CHF 5.770 billion a year earlier.

Prices remained stable over the year-to-date with positive momentum in the Third Quarter. Gross profit rose to CHF 1.901 billion from CHF 1.779 billion year-on-year. Gross margins increased to 31.2% from 30.8% a year earlier, despite the continued rise in raw material and energy costs during the period. EBIT before exceptionals increased by CHF 30 million to CHF 458 million from CHF 428 million in the same period of 2005. The EBIT margin rose to 7.5% from 7.4%, despite continued high sales and distribution costs.

Jan Secher, Chief Executive of Clariant, said: "Our top-line growth remains solid and our focus on pricing as a priority continues to be strong. We have seen a positive trend in pricing negotiations, enabling us to raise our prices by over half a percentage point in the Third Quarter."

Addressing underperformance

A review of the strategic options for the underperforming Life Science Chemicals (LSC) Division, started in August, has led to a series of actions, including initiating the process to sell the Custom Manufacturing business, which is now reported under Discontinued operations. The company posted a CHF 79 million impairment charge. As of January 1, 2007, the remaining Speciality Intermediate Business will be integrated into the Functional Chemicals Division and the LSC Division will cease to exist.

Furthermore, a reassessment of growth expectations of the Leather Business has led the company to record a goodwill impairment charge of CHF 100 million, correcting an over-valuation of the business. The company emphasized that Leather is performing satisfactorily and continued its positive trend in the Third Quarter.

"The decision to sell Custom Manufacturing and taking a charge in the Leather Business close the chapter on a very challenging period for Clariant over the past six years since the BTP acquisition," Mr. Secher said.

Net working capital stabilizing

As a consequence of the impairment charge in the Leather business and further restructuring costs, net income from continuing operations declined to CHF 108 million from CHF 246 million. An additional factor was the currency impact, which amounted to a negative CHF 5 million from positive CHF 44 million a year earlier.

Although net working capital levels continued to be negatively affected by the implementation of the new supply chain system, a stabilization occurred in the Third Quarter, creating an improvement in cash flow of CHF 88 million from the Half Year. Nevertheless, the year-to-date operating cash flow was CHF 141 million, down from CHF 195 million in the same period a year earlier.

Continued Growth Across Divisions

Increased demand drove top-line growth across most businesses. Functional Chemicals achieved strong organic growth of 8%, helped in part by significantly higher prices. Notably, the division saw continued robust demand for oil chemicals and oil field services, construction chemicals and personal care products. A solid quarter in Detergents with strong volumes and higher prices compensated for a weak first half.

Masterbatches continued to build on a strong first half with 8% organic growth fuelled by good performances in packaging and consumer goods. The business was also supported by higher prices, more than offsetting higher raw material costs. The agreed acquisition of Ciba Specialty Chemicals' masterbatches business – announced in October – is expected to reinforce the division's global market leadership position.

Organic growth across the Pigment & Additives Division was 5% in the first nine months compared to the same period a year earlier. Margins in the business grew strongly, supported in

particular by high performance applications and specialties, as well as by increased demand for innovative halogen-free flame retardant and wax products.

The Textile, Leather & Paper Division (TLP) benefited from relative strength in paper and leather chemicals. After a weak start early in the year, the Leather Business met satisfactory demand during the Third Quarter, particularly for wet-end chemicals. Good growth for optical brighteners continued, while colorants and surface & coating paper chemicals were the subject of strong demand in the Americas and Asia, boosting sales and margins. Textiles suffered from the continued challenging market environments in North America and south-east Asia. The company has appointed a new head of the TLP Division in North America, and will increasingly focus on improving underperforming areas such as carpet, automotive and technical textiles.

Performance in the Life Science Chemicals Division continued to deteriorate significantly. Custom Manufacturing declined further due to the depressed agrochemical environment. The Specialty Intermediates businesses (silicone, glyoxal and glyoxilic acid derivative products) also posted lower results compared to a year earlier, with notably weaker demand than in the same period a year earlier.

Looking at the regional picture during the first nine months of the year, organic sales growth in the Asia Pacific region was 6%, including 21% in Greater China and 12% in India. In the Americas, sales grew 4%, including 5% in the United States, while in Europe sales increased 6%, including 8% in Germany.

Outlook for Full Year

In the context of a stable macro-economic environment, Clariant confirmed that sales growth in local currency terms will continue to be robust for the Full Year. The company anticipates operating income before exceptional items from continuing operations of approximately CHF 575 million for the Full Year. Raw material and energy prices are expected to remain at high levels. Mr. Secher said: "Clariant is doing well on top-line line growth and our gross margins are competitive. We are taking decisive actions with our under-performing units. The core businesses are showing improvements and we are taking further measures to improve the company's overall performance."

- End of release -

Clariant

Calendar of Corporate Events

February 20, 2007	Full Year 2006 Results; Annual Media Conference
April 2, 2007	Annual General Meeting
May 8, 2007	First Quarter 2007 Results
August 2, 2007	First Half 2007 Results
November 7, 2007	Nine Month 2007 Results

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